Exhibit 12

Pfizer Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

	Nine Months
	Ended	Year Ended December 31,
(MILLIONS OF DOLLARS, EXCEPT RATIO)	September 28, 2014	2013	2012	2011	2010	2009

Determination of Earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$10,437	$15,716	$11,242	$11,481	$8,846	$10,421
Less:
Noncontrolling interests	36	44	47	60	46	15
Income attributable to Pfizer Inc.	10,401	15,672	11,195	11,421	8,800	10,406
Add (deduct):
Capitalized interest	(27)	(32)	(41)	(50)	(36)	(34)
Amortization of capitalized interest	39	65	69	95	29	29
Equity (income)/loss from equity method investments	(17)	(55)	(99)	(82)	(78)	4
Distributed income of equity method investments	105	162	85	190	26	—
Fixed charges	1,067	1,495	1,627	1,812	1,930	1,358
Total earnings as defined	$11,568	$17,307	$12,836	$13,386	$10,671	$11,763

Fixed charges:
Interest expense(a)	$1,007	$1,414	$1,522	$1,681	$1,797	$1,232
Preferred stock dividends(b)	2	3	4	5	6	7
Rents(c)	58	78	101	126	127	119
Fixed charges	1,067	1,495	1,627	1,812	1,930	1,358
Capitalized interest	27	32	41	50	36	34
Total fixed charges	$1,094	$1,527	$1,668	$1,862	$1,966	$1,392

Ratio of earnings to fixed charges	10.6	11.3	7.7	7.2	5.4	8.5

(a)
Interest expense includes amortization of debt premium, discount and other debt costs. Interest expense does not include interest related to uncertain tax positions of $144 million for the first nine months of 2014; $222 million for 2013; $265 million for 2012; $338 million for 2011; $389 million for 2010; and $337 million for 2009.

(b)	Preferred stock dividends related to our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan Trust.

(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.